modification(s) or re-enactment thereof, for the time being in force), Mr. Bharat Narotam Doshi (DIN: 00012541) who was appointed as an Additional Director of the Company, categorised as Independent, by the Board of Directors with effect from 11 May 2016, in terms of Section 161 of the Companies Act, 2013 and in respect of whom the Company has received notice in writing under Section 160 of the Companies Act, 2013, from a member proposing Mr. Bharat Narotam Doshi for the office of Director, be and is hereby appointed as an Independent Director of the Company with effect from 11 May 2016 to hold office up to 10 May 2021, not liable to retire by rotation."

7. **APPOINTMENT OF MR. HANS PETER HASLER (DIN: 07535056) AS AN INDEPENDENT DIRECTOR IN TERMS OF SECTION 149 OF THE COMPANIES ACT, 2013.**

   To consider and, if thought fit, to pass with or without modification(s) the following resolution as an Ordinary Resolution:

   "**RESOLVED THAT** pursuant to the provisions of Section 149 and 152 read with Schedule IV and other applicable provisions, if any, of the Companies Act, 2013 and Companies (Appointment and Qualifications of Directors) Rules, 2014 (including any statutory modification(s) or re-enactment thereof, for the time being in force), Mr. Hans Peter Hasler (DIN: 07535056) who was appointed as an Additional Director of the Company, categorised as Independent, by the Board of Directors with effect from 17 June 2016, in terms of Section 161 of the Companies Act, 2013 and in respect of whom the Company has received notice in writing under Section 160 of the Companies Act, 2013, from a member proposing Mr. Hans Peter Hasler for the office of Director, be and is hereby appointed as an Independent Director of the Company with effect from 17 June 2016 to hold office up to 16 June 2021, not liable to retire by rotation".

8. **REMUNERATION TO DIRECTORS OTHER THAN THE MANAGING/ WHOLE-TIME DIRECTORS.**

   To consider and, if thought fit, to pass with or without modification(s) the following resolution as an Ordinary Resolution:

   "**RESOLVED THAT** pursuant to the provisions of Section 197 and other applicable provisions, if any, of the Companies Act, 2013, Rule 4 of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014 (including any statutory modification(s) or re-enactment thereof for the time being in force) and Regulation 17(6) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, consent of the members of the Company be and is hereby accorded to the Company, for payment of remuneration by way of commission to its Directors (whether existing or future) other than the Managing/ Whole-time Directors, collectively up to 1% of the net profits of the Company every year, computed in the manner referred to in Section 198 of the Companies Act, 2013, in such proportion/ manner as may be determined by the Board of Directors of the Company.

   **RESOLVED FURTHER THAT** such remuneration paid to its Directors (whether existing or future) other than the Managing/Whole-time Directors will be in addition to the payment of sitting fees and reimbursement of expenses, if any, to the Directors for attending the meetings of the Board of Directors or Committees thereof".

9. **TO RATIFY THE REMUNERATION PAYABLE TO COST AUDITORS, M/S. SAGAR & ASSOCIATES, COST ACCOUNTANTS FOR THE FINANCIAL YEAR ENDING 31 MARCH 2017.**

   To consider and, if thought fit, to pass with or without modification(s) the following resolution as an Ordinary Resolution:

   "**RESOLVED THAT** pursuant to the provisions of Section 148 and other applicable provisions, if any, of the Companies Act, 2013 and the Companies (Audit and Auditors) Rules, 2014 (including any statutory modification(s) or re-enactment thereof, for the time being in force), M/s. Sagar & Associates, Cost Accountants (Firm Registration No. 000118) appointed by the Board of Directors of the Company as cost auditors for the financial year ending 31 March 2017, be paid a remuneration of Rs.7,00,000/- (Rupees Seven Lakhs) per annum plus out of pocket expenses, at actuals and applicable taxes.

   **RESOLVED FURTHER THAT** the Board of Directors of the Company be and are hereby authorized to do all such acts, matters, deeds and things as may be necessary to give effect to the above resolution."

**NOTES:**

1. The statements pursuant to Section 102(1) of the Companies Act, 2013 in respect of the special business set out in the notice and Secretarial Standard on General Meetings (SS-2), wherever applicable, are annexed hereto.
2. **A member entitled to attend and vote at the AGM is entitled to appoint a proxy to attend and vote instead of himself/herself and the proxy need not be a member of the Company. The instrument of proxy in order to be effective, must be deposited at the Registered Office of the Company, duly completed and signed, not less than 48 hours before the commencement of meeting.**

   **A person can act as a proxy on behalf of not exceeding fifty members and holding in the aggregate not more than ten percent of the total share capital of the Company carrying voting rights. A member holding more than ten percent of the total share capital of the Company carrying voting rights may appoint a single person as proxy and such person shall not act as a proxy for any other person or member.**
3. Corporate members intending to send their authorised representatives to attend the Meeting are requested to send to the Company a certified copy of the Board Resolution authorizing their representative to attend and vote on their behalf at the meeting.
4. During the period beginning 24 hours before the time fixed for the commencement of the meeting and ending with the conclusion of the meeting, a member would be entitled to inspect the proxies lodged with the Company, at any time during the business hours of the Company, provided that not less than three days of notice in writing is given to the Company.
5. The Register of Directors and Key Managerial Personnel and their shareholding, maintained under Section 170 of the Companies Act, 2013, will be available for inspection by the members at the AGM.

**NOTICE OF ANNUAL GENERAL MEETING** (CONTINUED)

6. The Register of Contracts or Arrangements in which Directors are interested, maintained under Section 189 of the Companies Act, 2013, will be available for inspection by the members at the AGM.

7. The Register of Members and Share Transfer Books of the Company will remain closed from Wednesday, 20 July 2016 to Friday, 22 July 2016 (both days inclusive).

8. The Board of Directors of the Company at their meeting held on 12 May 2016 has recommended a dividend of Rs. 20/- per equity share of Rs. 5/- as final dividend for the financial year 2015-16. Dividend, if declared, at the AGM, will be paid on or after 1 August 2016. The dividend, if approved at the 32nd AGM, will be paid to those members whose names appear on the register of members of the Company as of the end of the day on 19 July 2016.

9. The annual report for the financial year 2015-16 has been sent through email to those members who have opted to receive electronic communication or who have registered their email addresses with the Company/depository participants. The annual report is also available on Company's website www.drreddys.com. The physical copy of the annual report has been sent to those members who have either opted for the same or have not registered their email addresses with the Company/depository participant. The members will be entitled to a physical copy of the annual report for the financial year 2015-16, free of cost, upon sending a request to the Company Secretary at 8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500 034.

10. Members desiring to receive communication from the Company in electronic form, may register their email address on http://www.drreddys.com/investors/shareholder-information.html or with their depository participant or send their consent at shares@drreddys.com along with their folio no. and valid email address for registration.

11. Pursuant to Section 108 of the Companies Act, 2013, read with Rules 20 of the Companies (Management and Administration) Rules, 2014 as substituted by the Companies (Management and Administration) Amendment Rules, 2015 and Regulation 44 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Listing Regulations), the Company is pleased to offer voting by electronic means to the members to cast their votes electronically on all resolutions set forth in this notice. The detailed instructions for e-voting are given as a separate attachment to this notice.

12. Members, desiring any information relating to the accounts, are requested to write to the Company at an early date for the management to keep the information ready.

13. Members are requested to kindly bring their copy of the annual report with them at the AGM, as no extra copy of annual report would be made available at the AGM. Members/proxies should also bring the attached Attendance Slip, duly filled and hand it over at the entrance to the venue.

14. The certificate from the Auditors of the Company certifying that the Company's 'Dr. Reddy's Employees Stock Option Scheme, 2002' and 'Dr. Reddy's Employees ADR Stock Option Scheme, 2007' are being implemented in accordance with the SEBI guidelines and the resolution of the members passed at the general meeting, will be available for inspection by the members at the AGM.

15. Members are requested to intimate, immediately, any change in their address or bank mandates to their depository participants with whom they are maintaining their demat accounts or to the Company's Registrar and Transfer Agent, M/s. Bigshare Services Private Limited, if the shares are held by them in physical form.

16. In terms of Schedule I of the Listing Regulations, listed companies are required to use the Reserve Bank of India's approved electronic mode of payment such as Electronic Clearance Service (ECS), LECS (Local ECS)/RECS (Regional ECS)/NECS (National ECS), National Electronic Fund Transfer (NEFT), etc. for making payments like dividend etc. to the members.

    Accordingly, members holding securities in demat mode are requested to update their bank details with their depository participants. Members holding securities in physical form may send a request updating their bank details, to the Company's Registrar and Transfer Agent, M/s. Bigshare Services Private Limited.

17. SEBI has mandated the submission of Permanent Account Number (PAN) by every participant in securities market. Members holding shares in electronic form are, therefore, requested to submit their PAN to their depository participants with whom they are maintaining their demat accounts. Members holding shares in physical form can submit their PAN to the Company or its Registrar and Transfer Agent, M/s. Bigshare Services Private Limited.

18. Pursuant to Section 72 of the Companies Act, 2013, members are entitled to make a nomination in respect of shares held by them. Members desirous of making a nomination, pursuant to the Rule 19(1) of the Companies (Share Capital and Debentures) Rules, 2014 are requested to send their requests in Form No. SH-13, to the Registrar and Transfer Agent of the Company. Further, members desirous of cancelling/varying nomination pursuant to the Rule 19(9) of the Companies (Share Capital and Debentures) Rules, 2014, are requested to send their requests in Form No. SH-14, to the Registrar and Transfer Agent of the Company. These forms will be made available on request.

19. All documents referred to in the accompanying notice and statement pursuant to Section 102(1) of the Companies Act 2013 will be available for inspection at the Registered Office of the Company during business hours on all working days up to the date of declaration of the result of the 32nd AGM of the Company.

By Order of the Board

Place Hyderabad
Date 17 June 2016

Sandeep Poddar
Company Secretary

# ANNEXURE TO NOTICE OF AGM

### ITEM NO. 3

**This Statement is provided under Secretarial Standard on General Meetings (SS-2)**

Mr. K Satish Reddy (aged 49 years) graduated in Chemical Engineering from Osmania University, India, in 1988 and went on to receive an M.S. in Medical Chemistry from Purdue University, USA, in 1990. He joined Dr. Reddy's in 1993 as Executive Director responsible for manufacturing and new product development. In 1997, he was appointed Managing Director. In the mid-90s, as the Company prepared for its global foray, Satish anchored the establishment of key systems and initiatives that positioned Dr. Reddy's for rapid expansion and helped to build its brand and corporate identity.

Mr. Reddy played an instrumental role in the Company's transition from a bulk drugs manufacturer to a global player in the branded space by spearheading Company's entry into emerging markets internationally. He is focused on translating Dr. Reddy's strategy into action to drive its growth and performance globally.

Mr. K Satish Reddy was re-appointed as Whole-time Director designated as Managing Director and Chief Operating Officer for a further period of 5 years commencing 1 October 2012. Following the demise of Dr. K Anji Reddy, he was re-designated as Vice-Chairman and Managing Director effective 30 March 2013 and has been subsequently re-designated as the Chairman of the Company effective 13 May 2014.

He is also a Director on the Boards of: Green Park Hotels and Resorts Limited, Stamlo Hotels Limited, Dr. Reddy's Holdings Limited, Araku Originals Limited, Cipro Estates Private Limited, KAR Therapeutics & Estates Private Limited, Quin Estates Private Limited, Satish Reddy Estates Private Limited, Molecular Connections Private Limited, Dr. Reddy's Trust Services Private Limited, Dr. Reddy's Research Foundation, Dr. Reddy's Institute of Life Sciences and our wholly owned subsidiaries, Aurigene Discovery Technologies Limited, Dr. Reddy's Bio-Sciences Limited and Idea2Enterprises (India) Private Limited.

He has attended all meetings of the Board held during the financial year 2015-16. He holds the membership of following Committees:

| Sl. No. | Name of the Company | Name of the Committee |
|---|---|---|
| 1 | Dr. Reddy's Laboratories Limited | Corporate Social Responsibility Committee |
| | | Stakeholders Relationship Committee |
| | | Investment Committee |
| | | Management Committee (Chairman) |

Mr. K Satish Reddy holds 1,205,832 equity shares in the Company.

Except Mr. G V Prasad, Mr. K Satish Reddy and their relatives, none of the other Directors/Key Managerial Personnel of the Company and their relatives are concerned or interested, financially or otherwise, in the resolution set out at item No. 3 of the notice.

The Board recommends the resolution set forth in item No. 3 of the notice for approval of the members.

### ITEM NO. 4

Though not mandatory, this statement is provided for reference.

M/s. B S R & Co. LLP, Chartered Accountants were first appointed as auditors at 18th AGM held on 26 August 2002. In terms of their appointment made at the 30th AGM held on 31 July 2014, they are holding office of the auditors up to the conclusion of the 32nd AGM and hence, would retire at the conclusion of the forthcoming 32nd AGM.

As per second proviso to Section 139(2) of the Companies Act, 2013 ('the Act'), a transition period of three years from the commencement of the Act is provided to appoint a new auditor when the existing auditor's firm has completed two terms of five consecutive years.

Accordingly, as per the said requirements of the Act, M/s. S R Batliboi & Associates LLP, Chartered Accountants are proposed to be appointed as auditors for a period of 5 years, commencing from the conclusion of 32nd AGM till the conclusion of the 37th AGM, subject to ratification by members every year, as may be applicable.

M/s. S R Batliboi & Associates LLP, Chartered Accountants, have consented to the said appointment and confirmed that their appointment, if made, would be within the limits specified under Section 141(3)(g) of the Act. They have further confirmed that they are not disqualified to be appointed as statutory auditors in terms of the provisions of the proviso to Section 139(1), Section 141(2) and Section 141(3) of the Act and the provisions of the Companies (Audit and Auditors) Rules, 2014.

None of the Directors/Key Managerial Personnel of the Company and their relatives are concerned or interested, financially or otherwise in the resolution set out at item No. 4 of the notice.

The Board recommends the resolution set forth in item No. 4 of the notice for approval of the members.

**Statement pursuant to Section 102(1) of the Companies Act, 2013 and under Secretarial Standard on General Meetings (SS-2) for Item Nos. 5 to 9.**

### ITEM NO. 5

Mr. G V Prasad (aged 55 years) leads the core team that drives the growth and performance at Dr. Reddy's and has contributed significantly to its transformation from a mid-sized domestic operation into a global pharmaceutical major. Mr. Prasad is widely credited as the architect of Dr. Reddy's successful Global Generics and Active Pharmaceutical Ingredient (API) strategies, as well as Company's foray into Biosimilars and Differentiated Formulations. He envisioned new business platforms and is dedicated to foster innovation in every aspect of the business. He was declared India's Best CEO in the Large Company category by Business Today in 2014, and India Business Leader of the Year by CNBC Asia in 2015.

Mr. Prasad joined Company's Board in 1986 and became Vice-Chairman and CEO in 2001, when Cheminor Drugs Limited, a company of which he was then Managing Director, merged with Dr. Reddy's. Mr. Prasad was re-appointed as Whole-time Director, designated as Vice-Chairman and CEO of the Company, at the 27th AGM of the members held on 21 July 2011, for a period of five years ending 29 January 2016. Following the demise of Dr. K Anji Reddy, he was designated as Chairman and CEO effective 30 March 2013 and has been subsequently re-designated as the Co-Chairman, Managing Director and CEO of the Company effective from 13 May 2014.

As part of the initiative to create enduring guidance for the Company, the Board of Directors of the Company, at their meeting held on 29 October 2015, had approved the re-appointment of Mr. G V Prasad



**ANNEXURE TO NOTICE OF AGM** (CONTINUED)

as Whole-time Director designated as Co-Chairman, Managing Director and CEO of the Company for a further period of five years commencing 30 January 2016 to 29 January 2021 on the terms & conditions and remuneration as set out in the resolution.

He has a Bachelor 's degree in Chemical Engineering from Illinois Institute of Technology, Chicago, United States of America, and an M.S. in Industrial Administration from Purdue University, Indiana, United States of America. He is also an active member of several associations including the National Committee on Drugs and Pharmaceuticals.

He is also a Director on the Boards of: Green Park Hotels and Resorts Limited, Stamlo Hotels Limited, Dr. Reddy's Holdings Limited, Molecular Connections Private Limited, Vijaya Productions Private Limited, Dr. Reddy's Trust Services Private Limited, Dr. Reddy's Research Foundation, Dr. Reddy's Institute of Life Sciences, International Foundation for Research and Education, Indian School of Business and Company's wholly owned subsidiaries, Aurigene Discovery Technologies Limited and Idea2Enterprises (India) Private Limited.

He has attended five out of six meetings of the Board held in FY2016. He holds the membership of following Committees:

| Sl. No. | Name of the Company | Name of the Committee |
|---|---|---|
| 1 | Dr. Reddy's Laboratories Limited | Corporate Social Responsibility Committee |
| | | Stakeholders Relationship Committee |
| | | Investment Committee |
| | | Management Committee |
| 2 | Aurigene Discovery Technologies Limited | Corporate Social Responsibility Committee |
| | | Nomination and Remuneration Committee |

This disclosure may also be read and treated as compliance with the requirements of Section 190 of the Companies Act, 2013.

Mr. G V Prasad holds 1,365,840 equity shares in the Company.

Except Mr. G V Prasad, Mr. K Satish Reddy and their relatives, none of the other Directors/Key Managerial Personnel of the Company and their relatives are concerned or interested, financially or otherwise, in the resolution set out at item No. 5 of the notice.

The Board recommends the resolution set forth in item No. 5 of the notice for approval of the members.

**ITEM NO. 6**

The Board of Directors of the Company on 11 May 2016, have appointed Mr. Bharat Narotam Doshi (DIN:00012541) as an Additional Director of the Company, categorised as Independent, in terms of Section 161 of the Companies Act, 2013. The Company has received notice in writing from a member along with the deposit of requisite amount under Section 160 of the Act, proposing the candidature of Mr. Bharat Narotam Doshi for the office of Independent Director of the Company, to be appointed as such under the provisions of Section 149 and 152 of the Companies Act, 2013.

The Company has received (i) consent in writing to act as Director in Form DIR-2 pursuant to Rule 8 of the Companies (Appointment & Qualification of Directors) Rules, 2014; (ii) intimation in Form DIR-8 pursuant to Rule 14 of the Companies (Appointment & Qualification of Directors) Rules, 2014, from Mr. Bharat Narotam Doshi to the effect that he is not disqualified in accordance with sub-section (2) of Section 164 of the Companies Act, 2013 and (iii) declaration that he meets the criteria of independence as provided in Section 149(6) of the Companies Act, 2013.

In terms of Schedule IV of the Companies Act, 2013, the Board is of the opinion that Mr. Bharat Narotam Doshi, fulfils the conditions for his appointment as an Independent Director as specified in the Companies Act, 2013 and the Listing Regulations and is independent of the management.

A copy of the draft letter of appointment, setting out the terms and conditions of appointment of Mr. Bharat Narotam Doshi, is available for inspection, without any fee, by the members at the Company's registered office during normal hours on working days up to the date of the AGM.

Mr. Bharat Narotam Doshi (aged 67 years) is a Fellow Member of the Institute of Chartered Accountants of India and the Institute of Company Secretaries of India and holds a Master's degree in Law from Bombay University. He is an alumnus of Harvard Business School (PMD) and Fellow of the Salzburg Seminar on 'Asian Economies: Regional and Global Relationships'.

Mr. Doshi is a former Executive Director and Group CFO of Mahindra & Mahindra Limited, the flagship company of the Mahindra Group. He was also the Chairman of Mahindra & Mahindra Financial Services Limited since April 2008 and he stepped down from this position on his nomination as Director on the Central Board of Directors of the Reserve Bank of India in March 2016.

Mr. Doshi is also on the Governing Board of the Mahindra United World College of India, K.C. Mahindra Education Trust and Mahindra Foundation. He is on the Board of Gateway House: Indian Council on Global Relations, a foreign policy think tank in Mumbai.

Over the last 35 years, Mr. Doshi has been actively involved with various Chambers of Commerce and Industry. He served as the President of Bombay Chamber of Commerce and Industry for the year 2009-10.

He was a member of the High Powered Expert Committee constituted by the Ministry of Finance, Government of India, on making Mumbai an International Financial Centre. He was a Member of Reserve Bank of India (RBI) constituted working group to examine a range of emerging issues pertaining to regulation of the Non-Banking Financial Companies (NBFC) sector and was also a Member of the RBI constituted Committee on Comprehensive Financial Services for Small Businesses and Low-Income Households (CCFS). He was a member of the SEBI Committee on Disclosures and Accounting Standards (SCODA). He currently serves on the Advisory Board of Excellence Enablers, an organization committed to promoting corporate governance in India.

Mr. Doshi's career achievements have earned him several awards and accolades, including being adjudged 'India's Best CFO' by Business Today, 'CFO of the Year' by IMA India in 2005 and in 2007 by CNBC and induction by 'CFO India' as a Founding Member to the CFO Hall of Fame in recognition of an exemplary career and a lifetime of contribution to the field of finance.

**ANNEXURE TO NOTICE OF AGM** (CONTINUED)

He is the Chairman of Mahindra Intertrade Limited. He is also a Director on the Board of Mahindra Holdings Limited and an Independent Director of Godrej Consumer Products Limited.

He holds the membership of following Committees:

| Sl. No. | Name of the Company | Name of the Committee |
|---|---|---|
| 1 | Dr. Reddy's Laboratories Limited | Audit Committee |
| | | Nomination, Governance and Compensation Committee |
| | | Corporate Social Responsibility Committee |
| | | Stakeholders Relationship Committee |
| | | Management Committee |
| 2 | Mahindra Holdings Limited | Loans and Investments Committee |
| | | Nomination and Remuneration Committee |
| 3 | Mahindra Intertrade Limited | Nomination and Remuneration Committee |
| 4 | Godrej Consumer Products Limited | Audit Committee (Chairman) |
| | | Nomination and Remuneration Committee |

Mr. Bharat Narotam Doshi holds 1,000 equity shares in the Company.

Except Mr. Bharat Narotam Doshi and his relatives, none of the other Directors/Key Managerial Personnel of the Company and their relatives are concerned or interested, financially or otherwise, in the resolution set out at item No. 6 of the notice.

The Board recommends the resolution set forth in item No. 6 of the notice for approval of the members.

**ITEM NO. 7**

The Board of Directors of the Company on 17 June 2016, have appointed Mr. Hans Peter Hasler (DIN:07535056) as an Additional Director of the Company, categorised as Independent, in terms of Section 161 of the Companies Act, 2013. The Company has received notice in writing from a member along with the deposit of requisite amount under Section 160 of the Act, proposing the candidature of Mr. Hans Peter Hasler for the office of Independent Director of the Company, to be appointed as such under the provisions of Section 149 and 152 of the Companies Act, 2013.

The Company has received (i) consent in writing to act as Director in Form DIR-2 pursuant to Rule 8 of the Companies (Appointment & Qualification of Directors) Rules, 2014; (ii) intimation in Form DIR-8 pursuant to Rule 14 of the Companies (Appointment & Qualification of Directors) Rules, 2014, from Mr. Hans Peter Hasler to the effect that he is not disqualified in accordance with sub-section (2) of Section 164 of the Companies Act, 2013 and (iii) declaration that he meets the criteria of independence as provided in Section 149(6) of the Companies Act, 2013.

In terms of Schedule IV of the Companies Act, 2013, the Board is of the opinion that Mr. Hans Peter Hasler, fulfils the conditions for his appointment as an Independent Director as specified in the Companies Act, 2013 and the Listing Regulations and is independent of the management.

A copy of the draft letter of appointment, setting out the terms and conditions of appointment of Mr. Hans Peter Hasler, is available for inspection, without any fee, by the members at the Company's registered office during normal hours on working days up to the date of the AGM.

Mr. Hans Peter Hasler (aged 60 years) is the Principal of HPH Management GmbH, Küssnacht, Switzerland, the Chairman of HBM Healthcare Investments AG in Zug since June 2009 and Founder of Vicarius Pharma Limited AG, in Switzerland. He is also the Chairman of the Board of Medical Imaging Analysis Center (MIAC) of the University Hospital, Basel, a non-profit organization, since December 2012 and a Director on the Board of Patheon Inc., USA and AOP Orphan Pharmaceuticals, Austria.

Mr. Hasler holds a Federal Swiss Commercial Diploma from Canton of Bern, Switzerland (Kaufmann) and Diploma in Business Management from Swiss Institute of Business, Zurich. Mr. Hasler is an experienced Pharma and Biotech Executive and has an international track record and in-depth operational, commercial and general management expertise. He also acts as top-level advisor to the life-science industry. In his career, he has managed the growth of leading players in the pharmaceutical industry and successfully launched several blockbuster drugs.

He was the Chief Operating Officer of Biogen Idec Inc., Cambridge/USA between 2001 and mid-2009. He also spearheaded various leadership positions in an executive role including Head of Biogen's International Business.

Between 1993 and 2001, he held various positions in Wyeth such as Managing Director of Wyeth (Switzerland, Austria and Eastern Central Europe); Managing Director of Wyeth Group (Germany) and Senior Vice President of Global Marketing and Chief Marketing Officer at Wyeth's Headquarters in Philadelphia/USA.

He holds the membership of following Committees:

| Sl. No. | Name of the Company | Name of the Committee |
|---|---|---|
| 1 | HBH Healthcare Investment AG | Remuneration Committee (Chairman) |
| 2 | Patheon Inc., USA | Audit Committee |

Mr. Hans Peter Hasler does not hold any equity shares in the Company.

Except Mr. Hans Peter Hasler and his relatives, none of the other Directors/Key Managerial Personnel of the Company and their relatives are concerned or interested, financially or otherwise, in the resolution set out at item No. 7 of the notice.

The Board recommends the resolution set forth in item No. 7 of the notice for approval of the members.

**ITEM NO. 8**

With the constitution of various Committees of the Board, the increasing demand over the time of the independent and professional Directors on various matters relating to the Company and the ever changing regulatory environment, it is advisable to appropriately compensate, attract and retain professionals on the Board. Thus, it is proposed to remunerate the Directors (whether existing or future) other than Managing/Whole-time Directors based on the performance of the Company on annual basis by way of commission on the net profits, in addition to the payment of sitting fees and reimbursement of expenses, if any, for attending the meetings of the Board of Directors or Committees thereof.

The members of the Company at their 27th AGM held on 21 July



**ANNEXURE TO NOTICE OF AGM** (CONTINUED)

2011, approved the payment of remuneration by way of commission to the Directors other than the Managing/Whole-time Directors, for each of the financial years starting from financial year 2011-12 and ending with financial year 2015-16.

Except Dr. Omkar Goswami, Mr. Ravi Bhoothalingam, Mr. Anupam Puri, Ms. Kalpana Morparia, Dr. Bruce L A Carter, Dr. Ashok S Ganguly, Mr. Sridar Iyengar, Mr. Bharat Narotam Doshi, Mr. Hans Peter Hasler and their relatives, none of the other Directors/Key Managerial Personnel of the Company and their relatives are concerned or interested, financially or otherwise, in the resolution set out at item No. 8 of the notice.

The Board recommends the resolution set forth in item No. 8 of the notice for approval of the members.

**ITEM NO. 9**

The Board, on the recommendation of the Audit Committee, has approved the re-appointment of M/s. Sagar & Associates, Cost Accountants, as cost auditors at a remuneration of Rs. 7,00,000/- (Rupees seven lakhs) per annum plus out of pocket expenses, at actuals and applicable taxes, to conduct the audit of the cost records of the Company for the financial year ending 31 March 2017.

In accordance with the provisions of the Section 148 of the Companies Act 2013, read with the Companies (Audit and Auditors) Rules, 2014, the remuneration payable to the Cost Auditors has to be ratified by the members of the Company.

Accordingly, consent of the members is sought for passing an Ordinary Resolution as set out at item No.9 of the notice for ratification of the remuneration payable to the Cost Auditors for the financial year ending 31 March 2017.

None of the Directors/Key Managerial Personnel of the Company and their relatives are, concerned or interested, financially or otherwise, in the resolution set out at item No. 9 of the notice.

The Board recommends the resolution set forth in item No. 9 of the notice for approval of the members.

By Order of the Board

Place Hyderabad
Date 17 June 2016

**Sandeep Poddar**
Company Secretary





# INSTRUCTIONS FOR E-VOTING

Dear Member,

Pursuant to provisions of Section 108 of the Companies Act, 2013, Rule 20 of the Companies (Management and Administration) Rules, 2014 as substituted by the Companies (Management and Administration) Amendment Rules, 2015 and Regulation 44 of the Listing Regulations, the Company is pleased to provide e-voting facility to members to cast their vote on all resolutions set forth in the notice convening the 32nd Annual General Meeting (AGM) to be held on Wednesday, 27 July 2016 at 9.30 AM. The Company has engaged the services of National Securities Depository Limited (NSDL) to provide the remote e-voting facility. The facility of casting the votes by the members using an electronic voting system from a place other than venue of the AGM is termed as 'remote e-voting'.

The e-voting facility is available at the link https://www.evoting.nsdl.com and the E-voting Event Number (EVEN) and period of remote e-voting are set out below:

| EVEN (E-VOTING EVENT NUMBER) | COMMENCEMENT OF REMOTE E-VOTING | END OF REMOTE E-VOTING |
|---|---|---|
| 104109 | 23 July 2016 at 9.00 AM IST | 26 July 2016 at 5.00 PM IST |

Please read the instructions printed below before exercising your vote. These details and instructions form an integral part of the notice of the AGM to be held on 27 July 2016.

## STEPS FOR REMOTE E-VOTING:

(i) Open the internet browser and type the following URL: https://www.evoting.nsdl.com

(ii) Click on Shareholder - Login

(iii) You can use your existing user ID and password for Login, if you are already registered with NSDL for e-voting.

(iv) If you are logging in for the first time, please enter the user ID and password. This will be sent to you separately.

(v) The Password Change Menu appears. Change to a new password of your choice, making sure that it contains a minimum of 8 digits or characters or a combination of the two. Please take utmost care to keep your password confidential.

(vi) Once, the e-voting home page opens, click on e-voting>Active Voting Cycles.

(vii) Select the 'EVEN' (E-voting Event Number) of 'Dr. Reddy's Laboratories Limited' (the number is provided in this document). Once you enter the number, the Cast Vote page will open. Now you are ready for e-voting.

(viii) Cast your vote by selecting your favored option and click 'Submit'. Also click 'Confirm' when prompted. Upon confirmation, the message 'Vote cast successfully' will be displayed. Please note that once your vote is cast on the selected resolution, it cannot be modified.

(ix) Institutional shareholders (i.e. members other than individuals, HUFs, NRIs, etc.) are required to send a scanned copy (PDF/JPG Format) of the relevant board resolution/authority letter etc. together with the attested specimen signature(s) of the duly authorized signatory(ies) who is/are authorized to vote, to the Scrutinizer's e-mail id: drlscrutinizer@gmail.com with a copy marked to evoting@nsdl.co.in.

(x) For members whose email IDs are not registered with the Company/Depository Participant(s), the following instructions may be followed:

  i. The user ID and initial password will be sent to you separately.

  ii. Please follow all steps from serial no. (i) to (ix) mentioned above, in order to successfully cast your vote.

## GENERAL INSTRUCTIONS:

a) The remote e-voting period commences on Saturday, 23 July 2016 (9.00 AM IST) and ends on Tuesday, 26 July 2016 (5.00 pm IST). During this period, members of the Company, holding shares either in physical form or in dematerialized form, as on the cut-off date of Wednesday, 20 July 2016, may cast their votes electronically. The remote e-voting module will be disabled by NSDL for voting thereafter. Once the vote on a resolution is cast by the member, the member will not be allowed to change it subsequently or cast the vote again.

b) Any person, who acquires shares of the Company and becomes a member of the Company after dispatch of the notice of AGM and holds shares as on the cut-off date i.e. Wednesday, 20 July 2016, may obtain user ID and password by sending a request at evoting@nsdl.co.in. However, if you are already registered with NSDL for e-voting, then you can use your existing user ID and password for casting your vote. If you forget your password, you can reset the password by using 'Forgot User Details/Password' option available on www.evoting.nsdl.com.

c) The members who have cast their vote by remote e-voting prior to the AGM may also attend the AGM but will not be entitled to cast their vote again.

d) The facility for voting through electronic voting system/ballot paper will be made available at the AGM venue and the members attending the AGM, who have not cast their vote by remote e-voting will be able to exercise their right at the AGM venue through electronic voting system/ballot paper. Members who have not cast their vote electronically, by remote e-voting, may only cast their vote at the AGM through electronic voting system/ballot paper.

e) The voting rights of members will be in proportion to the shares held by them, of the paid up equity share capital of the Company as on the cut-off date of Wednesday, 20 July 2016.

f) Mr. G Raghu Babu, Partner of M/s. R & A Associates, Practicing Company Secretary, Hyderabad (Membership No. F4448 & Certificate of Practice No. 2820) has been appointed by the Board as the Scrutinizer to scrutinize the voting and remote e-voting process in a fair and transparent manner.



**INSTRUCTIONS FOR E-VOTING** (CONTINUED)

g) At the AGM, at the end of discussion on the resolutions on which voting is to be held, the Chairman, with the assistance of scrutinizer, will order voting through electronic means/ballot paper for all those members who are present at the AGM but have not cast their votes electronically using the remote e-voting facility.

h) Immediately after the conclusion of voting at the AGM, the Scrutinizer will first count the votes cast at the AGM and thereafter unblock the votes cast through remote e-voting in the presence of at least two witnesses not in the employment of the Company. The Scrutinizer will prepare a consolidated Scrutinizer's Report of the total votes cast in favour or against, if any, not later than three days after the conclusion of the AGM. This report shall be made to the Chairman or any other person authorized by the Chairman, who will then declare the result of the voting.

i) The voting results declared along with the Scrutinizer's Report will be placed on the Company's website www.drreddys.com and on the website of NSDL immediately after the declaration of the result by the Chairman or a person authorized by the Chairman. The results will also be immediately forwarded to the BSE Ltd., National Stock Exchange of India Ltd. and the New York Stock Exchange, Inc.

j) In case of any queries, you may refer the Frequently Asked Questions (FAQs) and e-voting user manual, available at the Downloads section of www.evoting.nsdl.com or call on toll free no.: 1800-222-990. You can also refer your queries to NSDL through email: evoting@nsdl.co.in.

By Order of the Board

Place Hyderabad
Date 17 June 2016

Sandeep Poddar
Company Secretary

In terms of the requirements of the Secretarial Standard on General Meetings (SS-2) issued by the Institute of the Company Secretaries of India, route map for the location of the venue of the 32nd Annual General Meeting is given below:


Satyam
Infocity
HITEC City Flyover
100 Feet Road
Shilpakala
Vedika
Cyber
Towers
Oracle
Deloitte
Towers
Trident Hyderabad
Avasa Hotel
Madhapur
HITEC City Road
Petrol
Pump
HITEC City Main Road
TCS
IBM

# NOTES




Dr.Reddy's

## Dr. Reddy's Laboratories Limited

CIN: L85195TG1984PLC004507
Regd. Office: 8-2-337, Road No. 3, Banjara Hills, Hyderabad 500 034
Email: shares@drreddys.com Website: www.drreddys.com

32nd Annual General Meeting - Wednesday, 27 July 2016

## Attendance Slip

| Folio No./DP ID and Client ID: | | No. of Shares held: |
|---|---|---|

Name and address of
First/Sole Member:

I certify that I am a Member/Proxy/Authorised Representative for the member of the Company.

I hereby record my presence at the 32nd Annual General Meeting of the Company held on Wednesday, 27July 2016 at 9.30 AM at the Kaveri Ball Room, Hotel Trident, HITEC City, Hyderabad - 500 081.

Name of the Member/Proxy
(In BLOCK Letters)

Signature of the Member/Proxy

Notes:

a) Only Member/Proxy can attend the meeting. No minors would be allowed at the meeting.

b) Member/Proxy who wish to attend the meeting must bring this attendance slip to the meeting and hand over at the entrance duly filled in and signed.

c) Member/Proxy should bring his/her copy of the annual report for reference at the meeting.








Dr.Reddy's

## Dr. Reddy's Laboratories Limited

CIN: L85195TG1984PLC004507
Regd. Office: 8-2-337, Road No. 3, Banjara Hills, Hyderabad 500 034
Email: shares@drreddys.com Website: www.drreddys.com
32nd Annual General Meeting - Wednesday, 27 July 2016

## Proxy Form

(Pursuant to Section 105(6) of the Companies Act, 2013 and Rule 19(3)
of the Companies (Management and Administration) Rules, 2014)

Name of the Member(s): ______

Registered Address: ______

E-mail ID: ______ Folio No./Client Id: ______ DP ID: ______

I/We, being member(s) of Dr. Reddy's Laboratories Limited, holding ______ shares of the Company, hereby appoint:

1. Name: ______
   Address: ______
   E-mail Id: ______ Signature: ______

   Or failing him/her

2. Name: ______
   Address: ______
   E-mail Id: ______ Signature: ______

   Or failing him/her

3. Name: ______
   Address: ______
   E-mail Id: ______ Signature: ______

as my/our proxy to attend and vote (on a poll/electronic voting) for me/us and on my/our behalf at the 32nd Annual General Meeting of the Company, to be held on Wednesday, 27 July 2016 at 9.30 AM. at the Kaveri Ball Room, Hotel Trident, HITEC City, Madhapur, Hyderabad - 500 081, and at any adjournment thereof in respect of such resolutions as are indicated below:

| Resolution Nos. | Resolutions | Vote (see note d. below) (Please mention no. of shares) | | |
|---|---|---|---|---|
| | | For | Against | Abstain |
| Ordinary Business | | | | |
| 1. | To receive, consider and adopt the financial statements (standalone and consolidated) of the Company for the year ended 31 March 2016, including the audited Balance Sheet as at 31 March 2016 and the Statement of Profit and Loss of the Company for the year ended on that date, along with the reports of the Board of Directors and Auditors thereon. | | | |
| 2. | To declare dividend on the equity shares for the financial year 2015-16. | | | |
| 3. | To re-appoint Mr. Satish Reddy (DIN: 00129701), who retires by rotation, and being eligible, offers himself for the re-appointment. | | | |
| 4. | To appoint M/s. S R Batliboi & Associates LLP, Chartered Accountants, as statutory auditors and fix their remuneration. | | | |
| Special Business | | | | |
| 5. | Re-appointment of Mr. G V Prasad (DIN: 00057433) as Whole-time Director designated as Co-Chairman, Managing Director and Chief Executive Officer. | | | |
| 6. | Appointment of Mr. Bharat Narotam Doshi (DIN: 00012541) as an Independent Director in terms of Section 149 of the Companies Act, 2013. | | | |
| 7. | Appointment of Mr. Hans Peter Hasler (DIN: 07535056) as an Independent Director in terms of Section 149 of the Companies Act, 2013. | | | |
| 8. | Remuneration to Directors other than the Managing/Whole-time Directors. | | | |
| 9. | To ratify the remuneration payable to cost auditors M/s. Sagar & Associates, Cost Accountants, for the financial year ending 31 March 2017. | | | |

Signed this ______ day of ______ 2016

Signature of the Member ______ Signature of the Proxyholder(s) ______

Revenue stamp



*Turn over for notes*





**Notes:**

a) Proxy need not be a member of the Company.

b) The Proxy Form in order to be effective shall be duly filled in and signed by the member(s) across Revenue Stamp and should reach the Company's Registered Office: Dr. Reddy's Laboratories Limited, 8-2-337, Road No. 3, Banjara Hills, Hyderabad 500 034 atleast 48 hours before the commencement of the Annual General Meeting (i.e. Monday, 25 July 2016 before 9.30 AM).

c) Corporate members intending to send their authorized representative(s) to attend the meeting are requested to send a certified copy of the Board resolution authorizing their representative(s) to attend and vote on their behalf at the meeting.

d) It is optional to indicate your preference. If you leave the for, against and abstain column blank against any or all resolutions, your proxy will be entitled to vote in the manner as he/she may think appropriate.

We have always aimed for things others perceived difficult. Whatever we take up must be tough.

Dr. K Anji Reddy


Dr.Reddy's





Dr. Reddy's Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills,
Hyderabad 500 034, India

www.drreddys.com

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